                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No.      5     )*
                                         -----------

                          Dataware Technologies, Inc.
          -----------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                  -------------------------------------------
                        (Title of Class of Securities)

                                  237920-10-3
                      ----------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

                                       1
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===============================================================================


  CUSIP NO. 237920-10-3               13G                    Page 2 of 5 pages.


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kurt Mueller

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            470,228

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          217,408
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             470,228

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          217,408
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      687,636
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.99%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                                       2
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                                                              Page 3 of 5 pages.


Item 1

(a)  Name of Issuer.

     Dataware Technologies, Inc.

(b)  Address of Issuer's Principal Executive Office.

     One Canal Park
     Cambridge, Massachusetts 02141

Item 2

(a)  Name of Person Filing.

     Kurt Mueller

(b)  Address of Principal Business Office.

     c/o Dataware Technologies, Inc.
     One Canal Park
     Cambridge, Massachusetts 02141

(c)  Citizenship.

     Canadian

(d)  Title of Class of Securities.

     Common Stock, $.01 par value per share

(e)  CUSIP Number.

     237920 10 3

Item 3.  Type of Reporting Person.

     Not applicable; this statement is filed pursuant to Rule 13d-2(b).

                                       3
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                                                              Page 4 of 5 pages.


Item 4.  Ownership.

(a)  Amount Beneficially Owned as of December 31, 1998.

     687,636(1)

(b)  Percentage of Class.

     6.99%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:              470,228(2)
     (ii)  shared power to vote or to direct the vote:            217,408(3)
     (iii) sole power to dispose or to direct the disposition of: 470,228(2)(4)
     (iv)  shared power to dispose or to direct the
           disposition of:                                        217,408(3)(4)

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Mr. Mueller's wife holds of record 217,408 of the shares reported in
Item 4 (as to which Mr. Mueller disclaims beneficial ownership) and has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Mueller's daughter is the beneficiary of a trust, of which Mr. Mueller is the trustee, that holds of record 70,000 shares reported in Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.  Identification and Classification of Members of the Group.

          Not applicable.

____________________________
(1)  Includes 174,800 shares which may be acquired within 60 days by Mr.
     Mueller pursuant to the exercise of stock options, 70,000 shares held of record by a trust of which Mr. Mueller's daughter is the beneficiary and Mr. Mueller serves as trustee, and 217,408 shares held of record by Mr. Mueller's wife as to which Mr. Mueller disclaims beneficial ownership. The filing of this statement shall not be construed as an admission that Mr. Mueller is the beneficial owner of any of the shares held of record by his wife.
(2) Includes 174,800 shares which may be acquired within 60 days by Mr. Mueller through the exercise of stock options and 70,000 shares held of record by a trust of which Mr. Mueller's daughter is the beneficiary and Mr. Mueller serves as trustee.
(3) Shares, held of record by Mr. Mueller's wife, as to which Mr. Mueller disclaims beneficial ownership.

                                       4
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                                                              Page 5 of 5 pages.


(4) Includes (in (iii)) 36,676 shares owned by Mr. Mueller and (in (iv)) 11,736 shares owned by his wife, that they are restricted from selling by agreement with the issuer.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable; this statement is filed pursuant to Rule 13d-2(b).





                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 5, 1999
                                              -------------------------------
                                              Date


                                              /s/ Kurt Mueller
                                              -------------------------------
                                              Kurt Mueller

                                       5